

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 9, 2007

Via U.S. Mail and Facsimile

Mr. Bruce A. Hall, Chief Financial Officer
Knight Energy Corp.
836 Blue Jay Lane
Coppell, Texas 75019

   Re: Knight Energy Corp.
     Amendment No. 2 to Registration Statement on Form 10-SB
     Filed July 13, 2007
     File No. 0-52470

Dear Mr. Hall:

   We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB filed July 13, 2007

General

1.   We note your response to prior comment 4. However, with respect to the reincorporation transaction, please discuss the exemption(s) from the registration requirements of the Securities Act that you believe may have been applicable. We may have additional comments.

Management's Discussion and Analysis, page 16

Results of Operations, page 19

2.   We note that you present a discussion of the activity of Integrated Technology Group, Inc. (ITG) on page 21, covering the years ended December 31, 2005 and 2004, prior to your reverse merger recapitalization in June 2006. Given your characterization of and accounting for this event, we would not expect any discussion in MD&A concerning the operating results of ITG. However, since Charles Hill Drilling, Inc. has been identified as a predecessor, you will need to expand your disclosures in MD&A to cover its operating results for 2005 and the period in 2006 prior to your acquisition.

Executive Compensation, page 39

3.   Please disclose whether you paid any other compensation to your principal executive officers, besides the amounts disclosed in the table, during 2006. We note that the amounts represented in the table relate to individuals that were retained by the company after October 2006. We may have further comment.

Certain Relationships and Related Transactions, and Director Independence, page 40

4.   Please identify the president of Charles Hill Drilling, who became a related party following Knight Delaware's acquisition of Charles Hill.

Director Independence, page 42

5.   Provide the definition of "independent director" under Nasdaq Marketplace Rule 4200.

Note 4 – Acquisition, page F-11

6.   We have read your response to prior comment 13, indicating that you fully complied with the comment. However, the financial statements of Charles Hill Drilling, Inc. that you added, while covering the cumulative period from May 24, 2005 (inception) to March 16, 2006, thereby satisfying the entity's reporting

requirements under SFAS 7, does not include financial statements extending from the inception date to December 31, 2005, its fiscal year end, and from January 1, 2006 to March 15, 2006. We also note that in describing the transaction you have not identified Charles Hill Drilling, Inc. and Knight Energy Corp. as predecessor and successor entities, respectively, as would be appropriate under the circumstances. We reissue prior comment 13.

Note 4 – Acquisition, page F-10

7.   Please revise your disclosure as necessary to clarify how the cash payments mentioned in the third and fourth paragraphs under this heading, aggregating to $549,000, and which appear to be incremental to the $350,000 payment mentioned in the first paragraph, are reflected in your statement of cash flows on page F-5.

Note 8 – Stockholders' Equity, page F-13

8.   We see that you have disclosures indicating that you issued 260,000 common shares in exchange for consulting services during 2006, comprised of four transactions occurring during September, March, May and December. Please revise your disclosure as necessary to clarify how these issuances have been reported in your statement of changes in stockholders' equity on page F-4.

On a related point, given your disclosures on pages F-10 and F-11, concerning the 1,500,000 shares issued as partial consideration in your acquisition of Charles Hill Drilling, Inc., it appears you should revise the caption on page F-4, indicating these shares were issued in exchange for consulting services, to clarify that they were issued in connection with the acquisition, if true.

Engineering Comments

Description of Business, page 2

Natural Gas and Oil Reserves, page 3

9.   We have further reviewed the information provided along with your May 11, 2007 response to comment 28, included as Exhibit 12.1. Since the examiners state in the last two paragraphs on page F-13 that the wells have had "…significant downtime that is problematic when forecasting future production with a reasonable degree of confidence," and that "Insufficient geological and engineering data was made available to categorize reserves with a high degree of confidence," we do not believe the measures meet the SEC definition of proved reserves, as stated in Rule 4-10(a) of Regulation S-X. Therefore, unless you have additional information that would support an alternate view, please remove all disclosure pertaining to proved reserves under this assessment from your filing. Please submit an analysis of the

accounting effects on DD&A and impairment testing, arising from the condition of not having these reserves, for each period.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
        K. Hiller
        J. Murphy
        T. Levenberg
        C. Moncada-Terry